UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003.

Commission File Number: 1-31416

NISSIN CO., LTD.

(Translation of registrant’s name into English)

Shinjuku L-Tower 25F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1525
Japan

(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  X  Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      No  X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT
EX-1 Notice, dated September 8, 2003
EX-2 Notice, dated September 9, 2003
EX-3 Notice, dated September 10, 2003
EX-4 Notice, dated September 22, 2003
EX-5 Nissin Information & Monthly Data for August

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISSIN CO., LTD.

Date: September 22, 2003	By:	/s/ Hitoshi Higaki Hitoshi Higaki Managing Director

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice, dated September 8, 2003, of Repurchase of Shares from the Market (Repurchase of Shares Pursuant to the Provisions of Article 210 of the Commercial Code of Japan)

2.	Notice, dated September 9, 2003, of Business Tie-Up with Gulliver International Co., Ltd.

3.	Notice, dated September 10, 2003, of Repurchase of Shares from the Market (Repurchase of Shares Pursuant to the Provisions of Article 210 of the Commercial Code of Japan)

4.	Notice, dated September 22, 2003, of Resignation of a Director

5.	Nissin Information and Monthly Data for August 2003